UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), was notified today by its corporate partner, Boston Scientific Corporation, of the nine-month results from its TAXUS IV clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 15, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday, September 15, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on September 15, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), the original developer of the paclitaxel-coated stent technology, was notified today by its corporate partner, Boston Scientific Corporation, of the nine-month results from its TAXUS IV clinical trial.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:      David M. Hall, Chief Financial Officer
Telephone:  (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 15th day of September, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
September 15, 2003

ANGIOTECH PARTNER, BOSTON SCIENTIFIC, ANNOUNCES POSITIVE RESULTS

FROM ITS PIVOTAL TAXUS IV DRUG-ELUTING STENT TRIAL

U.S. study reports target lesion revascularization rate of 3.0 percent,

in-segment restenosis rate of 7.9 percent

Diabetic restenosis rate of 6.4 percent

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), the original developer of the paclitaxel-coated stent technology, was notified today by its corporate partner, Boston Scientific Corporation, of the nine-month results from its TAXUS IV clinical trial.  The trial enrolled 1,326 patients at 73 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting stent.   Boston made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

The randomized, double-blind pivotal trial is designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 28 mm in length and 2.5 – 3.75 mm in diameter.  The study is using Boston Scientific’s TAXUS™ Express™ coronary stent system.  This system is built on the Express™ coronary stent system, which offers excellent deliverability to the treatment site and superb conformability to the vessel wall.

Reduced revascularization rates

The study reported a target lesion revascularization (TLR) rate of 3.0 percent in the TAXUS group compared with 11.3 percent in the control group (P=<0.0001).  TLR – or retreatment rate – is one of the most accurate indicators of the performance of drug-eluting stent technology.  The study’s primary endpoint was target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR).  The TVR rate of 4.7 percent in the TAXUS group was significantly lower than the control rate of 12.0 percent for the Express bare metal stent (P=<0.0001), even though the control rate itself was extremely low.

Exceptional restenosis rates

The study reported an in-segment (stented vessel segment plus 5 mm beyond each end of the stent) binary restenosis rate of 7.9 percent in the TAXUS group compared with 26.6 percent in the control group (P=<0.0001) (binary restenosis is defined as 50 percent or greater vessel re-occlusion).  The study reported an in-stent binary restenosis rate of 5.5 percent in the TAXUS group compared with 24.4 percent in the control group (P=<0.0001).  In addition, the study found significant improvements in the more sensitive, quantitative angiographic measurements (in-segment, in-stent and at the edges),  such as in-segment percent diameter stenosis (26.3 percent in the TAXUS group versus 39.8 percent in the control group; P=<0.0001), in-segment minimum lumen diameter (2.03 mm in the TAXUS group versus 1.68 mm in the control group; P=<0.0001) and in-segment late lumen loss (0.23 mm in the TAXUS group versus 0.61 mm in the control group; P=<0.0001).

Highly effective in diabetic patients

The diabetic patients in the TAXUS group had an in-segment binary restenosis rate (6.4 percent) similar to that of the TAXUS group in the overall population (7.9 percent).  Diabetic patients represent 24 percent of the overall patient population in the study (318 of 1,314 evaluable patients).  The TLR rate for the diabetic sub-population of the TAXUS group was 5.2 percent.  Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare metal stents, and may stand to benefit substantially from drug-eluting stent technology.  In addition to the improved restenosis rates, marked improvement in late loss was also seen in the diabetic sub-population of the TAXUS group compared to the bare metal stent control group (0.17 mm versus 0.58 mm; P=<0.0001).  Diabetic patients are expected to represent approximately 40 percent of coronary interventions.

Low MACE rates

The results supported safety as demonstrated by low rates of Major Adverse Cardiac Events (MACE), which include death, myocardial infarction (MI; Q-wave and non-Q-wave) and target vessel revascularization. The study reported an 8.5 percent MACE rate at nine months in the TAXUS group compared with 15.0 percent in the control group.  This reduction was due to the lower TLR rate in the TAXUS group compared with the control group.  In addition, stent thrombosis rates were similar between TAXUS and control stents (0.6 percent or 4/662 patients in the TAXUS group versus 0.8 percent or 5/652 patients in the control group), indicating comparable safety of drug-eluting stents and bare metal stents.

“These are extraordinary results, and they offer convincing evidence that polymer-based delivery of paclitaxel is a safe and effective treatment for coronary artery disease,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific. “The data we’re seeing today are consistent with data we’ve seen across other TAXUS trials.  This is the largest controlled drug-eluting stent clinical trial ever conducted, and it extends the earlier data more powerfully and across a broader patient and lesion set.  The outcomes in the bare metal stent control group demonstrate the outstanding performance of our Express stent platform. In addition, the TAXUS stent system with polymer-based delivery of paclitaxel is proving to be in a league of its own with regard to diabetic patients.”

“Years of hard work and rigorous science have come together to produce these results, and the real winners are the many thousands of patients who may soon have access to this breakthrough technology,” said Pete Nicholas, former President and Chief Executive Officer and current Chairman of Boston Scientific.

“The TAXUS stent system represents a major advance in the treatment of coronary artery disease,” said Gregg W. Stone, M.D., the study’s Principal Investigator and Vice Chairman of The Cardiovascular Research Foundation at the Lenox Hill Heart and Vascular Institute.  “The extremely low restenosis rates at nine months with the paclitaxel-eluting TAXUS stent system -- in concert with its proven safety profile, flexibility and deliverability -- represent a new benchmark for the interventional treatment of patients with atherosclerosis.  Remarkably, the outcomes were similar across the spectrum of patients studied in the trial, including those with diabetes, small vessels and long lesions.”

“These are exceptional findings that further confirm the compelling clinical outcomes of paclitaxel-eluting stent technology,” said Stephen G. Ellis, M.D., the trial’s Co-Principal Investigator and Director of the Sones Cardiac Catheterization Laboratories at the Cleveland Clinic. “The MACE rates -- and in particular the three percent TLR rate at nine months -- are extremely impressive in such a large and complex set of patients.  Physicians and their patients stand to benefit dramatically from this innovative technology.”

The TAXUS technology is Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent system for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Boston Scientific launched the TAXUS™ Express2™ paclitaxel-eluting coronary stent system in Europe and other international markets in February and is the leader in those markets today.  The TAXUS stent system is not available for sale in the United States, pending approval by the U.S. Food and Drug Administration.

“There is really nothing else to add,” said William L. Hunter, MD, MSc, President and Chief Executive Officer of Angiotech.  “It works.”

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

###

Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676